FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                        of the Securities Exchange Act of
                               --------------------------
                                      1934
                                      ----


                                  May 12, 2004

                        Commission File Number 001-14978


                               SMITH & NEPHEW plc
                               (Registrant's name)


                                 15 Adam Street
                            London, England WC2N 6LA
              (Address of registrant's principal executive offices)


         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                    Form 20-F     X               Form 40-F
                                -------                       ------

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

                    Yes                           No    X
                                ------                -----

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]


                    Yes                           No    X
                                ------                -----

         [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                    Yes                           No    X
                                ------                -----

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- n/a.

                                                                Total Pages: 6


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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                             Smith & Nephew plc
                                             (Registrant)



Date:  May 12, 2004                      By:  /s/ Paul Chambers
                                              --------------------
                                              Paul Chambers
                                              Company Secretary





                                       2

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12 May 2004


ANNOUNCEMENT FOR IMMEDIATE RELEASE

DOCUMENT FOR VIEWING
Smith & Nephew plc Resolutions Passed at Annual General Meeting

A copy of the Resolutions passed as Special Business at the Annual General Meeting of the Company held on 6 May 2004 have been submitted to the UK Listing Authority and will shortly be available for inspection at the UKLA document viewing facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS


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                                                        Company No:  324357





                          THE COMPANIES ACT 1985 - 1989



                       RESOLUTIONS OF THE SHAREHOLDERS OF

                               SMITH & NEPHEW PLC





I hereby certify that the following resolutions were passed at the Annual General Meeting of the Company held at The Lincoln Centre, 18 Lincoln's Inn Fields, London WC2A 3ED commencing at 1.00 pm on 6 May 2004.


Ordinary Resolutions

1 That the remuneration report of the directors for the year ended 31 December 2003 be approved.

2 That the Smith & Nephew 2004 Performance Share Plan (the `Performance Share Plan'), a copy of the rules of which has been produced to the meeting and initialled by the Chairman for the purposes of identification and a summary of the main provisions of which is set out in parts A and D of the appendix to the shareholders' circular dated 26 March 2004, be and is approved and established.

3 That the Smith & Nephew 2004 Executive Share Option Plan (the `2004 Option Plan'), a copy of the rules of which has been produced to the meeting and initialled by the Chairman for the purposes of identification and a summary of the main provisions of which is set out in parts B and D of the appendix to the shareholders' circular dated 26 March 2004, be and is approved and established.

4 That the Smith & Nephew 2004 Co-investment Plan (the `2004 Co-investment Plan'), a copy of the rules of which has been produced to the meeting and initialled by the Chairman for the purposes of identification and a summary of the main provisions of which is set out in parts C and D of the appendix to the shareholders' circular dated 26 March 2004, be and is approved and established.


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5    That the directors be and are authorised to exercise the powers of the company to establish other schemes for employees resident or working outside the United Kingdom based on the Performance Share Plan, the 2004 Option Plan and the 2004 Co-investment Plan (together `the Principal Schemes'), but modified to take account of local tax, exchange control and securities law, provided that:

     (a) such other schemes shall confer benefits and contain limits so as to ensure, so far as the directors consider practicable, substantial equality of treatment with employees participating in the Principal Schemes, and;

     (b) any shares issued or which might be issued under such other schemes are treated as counting against the overall limitations on the issue of new shares as set out in the Principal Schemes.

6 That the directors be and are authorised to establish the new discretionary trust for the benefit of employees and former employees of the Company and its subsidiaries a copy of the trust deed of which has been produced to the meeting and initialled by the Chairman for the purposes of identification.

7 That the directors be and are authorised to make such amendments to the rules of the Smith & Nephew 2001 UK Approved Share Option Plan (the `Approved Plan') as are marked on the copy of the rules produced to the meeting and initialled by the Chairman for the purposes of identification and which are described in the explanatory note to this resolution and to make such further amendments to the rules of the Approved Plan as may be necessary to maintain the approved status of the Approved Plan under the Income Tax (Earnings and Pensions) Act 2003.

8 That the directors be and are authorised to make such amendments to the rules of the Smith & Nephew 2001 UK Unapproved Share Option Plan as are marked on the copy of the rules produced to the meeting and initialled by the Chairman for the purposes of identification and which are described in the explanatory note to this resolution.

9 That the aggregate ordinary remuneration permitted to be paid to non-executive directors in accordance with article 115 of the Company's articles of association adopted pursuant to resolution 19 be and is increased to an amount not exceeding (GBP)900,000 per year.


Special Resolutions


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10    That the one issued 'B' ordinary share of 12 2/9 pence be and is reclassified as an ordinary share having the same rights and subject to the same restrictions as the existing ordinary shares of the Company including an entitlement to receive the same dividend as any existing ordinary share.

11 That with effect from the passing of this resolution, new articles of association in the form contained in the articles of association produced to the meeting and initialled by the Chairman for the purposes of identification, be and are adopted as the articles of association of the Company in substitution for and to the exclusion of all previous articles of association, but without prejudice to the authorities granted under resolutions 8 and 20. (See note below).

Note: resolutions 8 and 20 above refers to those resolutions as contained in the Notice of Annual General Meeting dated 26 March 2004.







..............................             ................................
Paul Chambers                             Date
Company Secretary